Exhibit 2.8

Execution Copy

BUSINESS DEVELOPMENT AGREEMENT

This Business Development Agreement (“Agreement”) is made as of November 24, 2003 (the “Effective Date”) by and between Recency Media USA, Inc., a Delaware corporation, having a principal place of business at 100 Theory, Suite 200, Irvine, California 92612 (“Recency”) and On-Site Media, Inc., a Nevada corporation having a principal place of business at 5275 S. Arville Road, Las Vegas, Nevada 89118 (“OnSite”).

WHEREAS, Cotelligent, Inc., a Delaware corporation (“Cotelligent”) is in the business of providing a full range of narrowcasting and web-based solutions, and Recency is a wholly owned subsidiary of Cotelligent;

WHEREAS, OnSite has developed enabling digital technologies and production services, and is in the business of providing video content creation, distribution, scripting and playback for companies with digital display channels and networks, with a primary focus on hotel/casinos;

WHEREAS, contemporaneously with the execution of this Agreement, OnSite, Recency and Cotelligent have entered into the Merger Agreement (defined below), and subject to the satisfaction of the terms and conditions set forth therein, OnSite will merge with and into Recency;

WHEREAS, the Merger Agreement contains certain covenants and conditions that require that OnSite maintain its existing business, which obligations will not be impacted by this Agreement; and

WHEREAS, from the date hereof through the consummation of the transactions contemplated by the Merger Agreement (or its termination), Recency and OnSite wish to cooperate jointly to create and exploit new markets for the Existing Products/Services (defined below) as well as to create and exploit new products and services that may be derived from or complement elements of the Existing Products/Services.

NOW, THEREFORE, in consideration of the promises and covenants recited below, it is hereby agreed by and between Recency and OnSite as follows:

1.	DEFINITIONS

1.1.    “Enhanced Products/Services” means the products and services that would constitute enhancements, updates, upgrades, modifications or add-ons to the Existing Products/Services, all of which are described on Exhibit A.

1.2.    “Existing Customers” means the customers with whom OnSite has binding commercial contracts to provide the Existing Products/Services as of the date of this Agreement and material prospects, all of which are listed on Exhibit B hereto.

1.3.    “Existing Products/Services” means the products and services currently provided by OnSite to its Existing Customers, all of which are described on Exhibit A hereto.

1.4.    “Intellectual Property Rights” means, with respect to any product or other asset of any kind, all copyright, patent, trade secret, moral, termination, authorship, publicity, privacy, and other proprietary rights relating to any such product or other asset including, without limitation, all rights necessary for the worldwide development, manufacture, modification, enhancement, sale, licensing, sublicensing, use, reproduction, publishing and display of such product or other asset.

1.5.    “Merger Agreement” shall mean that certain Agreement and Plan of Merger entered into by and between the parties contemporaneously herewith.

1.6.    “New Customers” means any customer for Existing Products/Services or New Products/Services that is not an Existing Customer, and expressly include affiliates of Existing Customers that are not subject to a binding commercial contract to provide the Existing Products/Services as of the date of this Agreement.

1.7.    “New Products/Services” means any products or services developed by Regency or OnSite hereunder that are not Existing Products/Services, but do not include any upgrade, update, modification or add-on to the Existing Products/Services.

1.8.    “Party” means Recency and OnSite, individually, and “Parties” means Recency and OnSite, collectively.

1.9.    “Subcontract” means the subcontracting agreement pursuant to which OnSite shall agree to provide support services in connection with (i) any contract between Recency and a New Customer to provide Exiting Products/Services, or (ii) between Recency and an Existing or New Customer to provide New Services, a copy of which is attached as Exhibit C hereto.

1.10.    “Territory” as used herein shall mean the world.

2.	EXISTING AND ENHANCED PRODUCTS/SERVICES

2.1.    Rights Granted to Recency. OnSite hereby grants Recency a fully paid, royalty free, non-transferable, worldwide right and license to use, reproduce, distribute, create derivative works based on, perform, and display the Existing Products/Services during the Term (defined below). This license includes the SOLE and EXCLUSIVE right for Recency to market, advertise, sublicense, and otherwise exploit the Existing Products/Services to New Customers during the Term. Furthermore, OnSite grants Recency a fully paid, royalty free, non-transferable, worldwide right and license to use one or more of OnSite’s trademarks, brands, logos, symbols, slogans, or packaging motifs (the “OnSite Trademarks”) in marketing and advertising associated with Recency’s efforts to exploit the Existing Products/Services during the Term.

2.2.    Marketing Existing Products/Services. Recency agrees to use commercially reasonable efforts to market the Existing Products/Services to New Customers, and OnSite agrees to fully cooperate with any such efforts. All sales of Existing Products/Services to New

Customers shall be pursuant to a contract between Recency and such New Customers. To facilitate the performance Recency’s obligations thereunder, Recency and OnSite agree to enter into a Subcontract in substantially the form attached hereto as Exhibit D, pursuant to which OnSite will provide all support services necessary for Recency to perform under the respective customer contract. In the event that this Agreement terminates, expires or is cancelled, Recency has the right to (i) continue to perform services under any contract with a New Customer with OnSite providing support services under the respective Subcontract, and OnSite hereby agrees that it shall continue to be bound by the terms of such Subcontract, (ii) continue to perform services under any contract with a New Customer using another provider of narrowcasting solutions other than OnSite, and Onsite hereby agrees to cooperate fully in the transition of such narrowcasting solutions to another provider, or (iii) to the extent agreed to by OnSite at the time Recency enters into the respective customer contract, assign such contract to OnSite.

2.3.    Development of Enhanced Products/Services. OnSite has identified certain ideas for Enhanced Products/Services. The parties acknowledge that all Intellectual Property Rights and all other authorship, property and proprietary rights in such Enhanced Products/Services are, shall be and shall remain in OnSite.

A.    To the extent OnSite wishes to develop an Enhanced Product/Service during the Term, OnSite shall provide Recency with a written description and a proposed work plan together with a budget for the development and marketing of such Enhanced Product/Service. If approved in writing by Recency, OnSite may commence with the development of the respective Enhanced Product/Service, and Recency will fund such efforts in accordance with the written budget. Recency shall have the right to terminate any such development project at any time during the Term and for any reason. During the Term and for a period of six (6) months thereafter, OnSite shall be required to maintain accurate records of such development costs, which records shall be subject to inspection by Recency.

B.    If an Enhanced Product/Service becomes commercially viable during the Term, it shall be treated as an Existing Product/Service for purposes of the Agreement, and the parties shall have the same rights and obligations as under Sections 2.1 and 2.2 hereof (including Recency’s right and license to use, reproduce, distribute, create derivative works based on, perform, and display the Enhanced Products/Services during the Term); provided, however, that Recency will have the right to market the Enhanced Products/Services to both New and Existing Customers.

C.    If this Agreement terminates, expires or is cancelled, OnSite shall be required to reimburse Recency for all development costs advanced to OnSite by Recency with respect to Enhanced Products/Services within one hundred and twenty (120) days from the date of termination, expiration or cancellation of this Agreement, which amounts shall bear interest at a rate of six percent (6%) per annum. If OnSite fails to reimburse Recency for such development costs (together with accrued interest) within such one hundred and twenty (120) day period, Recency shall automatically have a fully paid, royalty free, non-transferable, worldwide right and license to use, reproduce, distribute, create derivative works based on, perform, and display the all Existing Products/Services (including any Enhanced Products/Services developed during the

Term), which license includes (i) the SOLE and EXCLUSIVE right for Recency to market, advertise, sublicense, and otherwise exploit such products and services, and (ii) a fully paid, royalty free, non-transferable, worldwide right and license to use one or more of OnSite’s Trademarks in marketing and advertising associated with Recency’s efforts to exploit such products and services (the “Default License”). The Default License shall continue in force and effect until such time as OnSite reimburses Recency for all development costs (together with accrued interest) incurred hereunder.

D.    The Default License granted hereunder shall have the same rights and privileges as the license granted under Section 2.1; Recency shall have the right to market all Existing Products/Services (including any Enhanced Products/Services developed during the Term) to the same extent as in Section 2.2; and OnSite shall have the same Subcontracting obligations as set forth in Article 4.

E.    At such time that OnSite reimburses Recency for all development and marketing costs (together with accrued interest) incurred hereunder, the Default License shall automatically terminate. Notwithstanding the foregoing, following the termination of the Default License, Recency shall still have the right to (i) continue to perform services under any contract that was entered into during the term of the Default License, with OnSite providing support services under the respective Subcontract, and OnSite hereby agrees that it shall continue to be bound by the terms of such Subcontract, (ii) continue to perform services under any contract that was entered into during the term of the Default License, using another provider of narrowcasting solutions other than OnSite, and Onsite hereby agrees to cooperate fully in the transition of such narrowcasting solutions to another provider, or (iii) to the extent agreed to by OnSite at the time Recency enters into the respective customer contract, assign such contract to OnSite.

2.4.    Retained Rights for Existing Customers. OnSite retains the right to continue to provide the Existing Products/Services to the Existing Customers, and shall retain all revenues resulting from such sales. Notwithstanding the foregoing, the parties agree that OnSite shall not extend, modify or amend any agreement with an Existing Customer without the prior written consent of Recency.

3.	NEW PRODUCTS/SERVICES

3.1.    Product/Service Development. Recency and OnSite will work together to identify New Products/Services, which expressly includes any improvements, modifications, updates or upgrades to Existing Products/Services; provided that OnSite has the right to object or refuse to develop any proposed New Product/Service. This will generally involve the preparation of a written description of the respective new product or service, and the development of a proposed work plan for such product or service (including a development budget). Once such a work plan has been approved in writing by both parties, OnSite will use its best efforts to develop the new product or service in conformity with such work plan, with a goal of providing a marketable product or service as soon as practicable while controlling development costs. OnSite will use its best efforts to comply with any proposals, modifications or other requests from Recency with respect to the New Products/Services. Recency will fund such development efforts in accordance with the written budget set forth in the above-referenced work plan. Recency shall have the right to terminate any such development project at any time during the Term and for any reason. During the Term and for a period of six (6) months thereafter, OnSite shall be required to maintain accurate records of such development costs, which records shall be subject to inspection by Recency.

3.2.    Marketing New Products/Services. Recency agrees to use commercially reasonable efforts to market the New Products/Services to both Existing Customers and New Customers, and OnSite agrees to fully cooperate with any such efforts. All sales of New Products/Services to both Existing and New Customers shall be pursuant to a contract between Recency and the respective customers. To facilitate the performance Recency’s obligations thereunder, Recency and OnSite agree to enter into a Subcontract in substantially the form attached hereto as Exhibit D, pursuant to which OnSite will provide all support services necessary for Recency to perform under the respective customer contract. In the event that this Agreement terminates, expires or is cancelled, Recency has the right to (i) continue to perform services under any contract for New Products/Services with OnSite providing support services under the respective Subcontract, and OnSite hereby agrees that it shall continue to be bound by the terms of such Subcontract, (ii) continue to perform services under any contract for New Products/Services using another provider of narrowcasting solutions other than OnSite, and Onsite hereby agrees to cooperate fully in the transition of such narrowcasting solutions to another provider, or (iii) to the extent agreed to by OnSite at the time Recency enters into the respective customer contract, assign such contract to OnSite.

3.3.    Ownership. The parties acknowledge that the New Product/Services are being created at the instance of Recency, and agree that, to the full extent applicable, all New Products/Services shall be deemed a work made for hire under the United States copyright laws. OnSite acknowledges that all Intellectual Property Rights and all other authorship, property and proprietary rights of any nature in such New Products/Services are, shall be and shall remain in Recency. Recency shall have the right to obtain and to hold in its own name, patents, copyright registrations, trademark or service mark registrations or such other protection as may be appropriate to the subject matter, and any extensions and renewals thereof. Recency shall have the right to use the whole New Products/Services, any part or parts thereof, or none of the New Products/Services, as Recency determines in its sole discretion. OnSite acknowledges that all information associated with the New Products/Services is the proprietary, trade secret, and confidential information of Recency.

3.4.    Assignment of Rights. In the event that a New Product/Service is determined not to be a work made for hire under the United States copyright laws, OnSite hereby irrevocably assigns the copyright in the New Product/Service including all rights thereunder to Recency in perpetuity. In addition, OnSite hereby irrevocably assigns to Recency all right, title, and interest that it may have or acquire, if any, in and to the New Product/Service, including all Intellectual Property Rights inherent therein or appurtenant thereto.

3.5.    Recordation of Rights. OnSite hereby irrevocably appoints Recency as OnSite’s attorney-in-fact (which appointment is coupled with an interest) to execute and deliver any assignments, copyright applications or other instruments to protect and vest title fully in Recency. OnSite agrees to execute such further documents (including, without limitation, executing an assignment, in form and substance satisfactory to Recency, of all Intellectual

Property Rights in and to the New Products/Services to Recency) and to perform such other acts as Recency may deem necessary, useful or convenient to evidence or perfect the rights of Recency defined in this Article 3. OnSite hereby agrees that the payment of $10.00 by Recency to OnSite will be reasonably adequate consideration for the execution of any such documents, or the performance of any such acts.

3.6.    Restrictions. Neither OnSite, its employees, subcontractors, nor agents (“OnSite Parties”) shall have any property interest in such New Products/Services. The OnSite Parties may not use the New Products/Services for any other purpose except for the benefit of Recency. The OnSite Parties shall have no right to sell, transfer, publish, disclose, display, license or otherwise make available to others any part of such New Products/Services or copies thereof. OnSite shall promptly disclose to Recency all New Products/Services created, made, invented, conceived, reduced to practice or authorized by the OnSite Parties in the course of OnSite’s performance under this Agreement. All rights to the New Product/Services not otherwise expressly granted to OnSite hereunder are reserved to Recency.

3.7.    Dispute. In the event of any dispute arising out of or concerning this Agreement, no acts of Recency undertaken for the purpose of securing, maintaining or preserving its Intellectual Property Rights in the New Products/Services, including, without limitation, recordation of this Agreement with the United States Copyright Office, shall be considered in determining the character of the New Products/Services as a work made for hire. The parties further stipulate that Recency shall not be estopped to assert that the New Products/Services are a work made for hire by virtue of any act taken by Recency to secure, maintain or preserve its Intellectual Property Rights in the New Products/Services.

3.8.    The OnSite License. Recency acknowledges that OnSite may incorporate or embed Existing or Prospective Products/Services or into the New Product/Services. OnSite hereby grants to Recency a fully paid-up irrevocable, royalty free, nonexclusive, worldwide, perpetual license to use, execute, reproduce, display, perform, and distribute copies or prepare derivative works of such Existing Products/Services or Prospects, with full rights to distribute, market, sublicense and license, modify and reproduce such Existing or Prospective Products/Services and any works derived therefrom.

3.9.    Third Party Software. In the event that the New Products/Services contain or require any preexisting software owned by third parties (the “Third Party Software”), OnSite shall promptly secure such licenses as are necessary to allow use of the Third Party Software in connection with the New Products/Services as well as reproductions, modifications, and derivative works of the New Product/Services, without restriction. Any such licenses will be in a form acceptable to Recency in its sole discretion and shall be delivered to Recency no later than ten (10) days after OnSite becomes aware that the New Products/Services contains or requires Third Party Software.

3.10.    Restrictive Covenant. In recognition of the promises and covenants set forth in this Agreement, Recency agrees that for a period of three (3) years following the termination, cancellation or expiration of this Agreement, Recency will not (i) directly solicit Existing Customers for the purpose of providing narrowcasting services, or (ii) directly compete with OnSite by offering narrowcasting services to the casino/gaming industry. Other than the foregoing restrictive covenant, the parties agree that they will be able to freely compete following the termination, cancellation or expiration of this Agreement.

4.	SUBCONTRACTING SERVICES

4.1.    OnSite Support Services. As set forth in Sections 2.2 and 2.3, Recency and OnSite shall enter into a separate Subcontract in connection with each contract that Recency enters into with a New Customer to provide Existing Products/Services, or with Existing and New Customers to provide New Services. Under the respective Subcontract, OnSite shall agree to perform all such services (including personnel, software, technical, production, marketing and other support services) as necessary to provide respective Existing Products/Services or New Products/Services. The Subcontract shall be substantially in the form attached to this Agreement as Exhibit D, and will contain a description of the work to be done by OnSite and the subcontracting fee (“Subcontracting Fee”). The parties agree that the Subcontracting Fee shall be based on the actual costs to be incurred by OnSite in performing the services under the Subcontract without any mark-up; provided, however, that to the extent this Agreement is terminated and Recency exercises its option under Section 2.2(i) or 2.3E to continue performing services under a customer contract with OnSite serving as the subcontractor, then from the date of such termination through the term of the respective subcontract, the Subcontracting Fee will be increased to provide that OnSite will be reimbursed for its actual costs but will also receive fifty percent (50%) of the gross profit that Recency collects for the respective customer contract. The Subcontracting Fee shall be payable at the later of the later of (i) fifteen (15) days from receipt of payment by Recency from the customer for the respective products or services, or (ii) fifteen (15) days of Recency’s receipt of a correct invoice from OnSite. Recency’s management will provide guidance to OnSite’s chief executive officer, Loren Willman, who will be primarily responsible for performance under the Subcontracts and for executing the plan and facilitating cooperation and coordination between the two organizations.

4.2.    Continuation of Subcontract. In the event of the termination, cancellation, or expiration of this Agreement, at the request of Recency, OnSite shall continue to perform under the respective Subcontracts for the remainder of the term; provided, however, that Recency reserves the right to assign the underlying customer contracts to OnSite or to continue performance of the respective customer contracts but replace OnSite with another provider of narrowcasting solutions.

5.	MARKETING FEES

5.1.    Marketing Fee. In consideration for the marketing services that OnSite is obligated to provide hereunder, Recency shall pay OnSite a monthly service fee (“Marketing Fee”), which (i) is intended to compensate OnSite for actual costs only without any markup, and (ii) is not intended to cover any support services for which OnSite will be paid a fee from Recency under any Subcontract. The Marketing Fee shall be calculated as follows:

A.    The Marketing Fee for December 2003 shall be $0 (“Base Fee”).

B.    With respect to subsequent months during the Term, the parties shall use their commercially reasonable efforts to agree on an monthly estimate of the actual costs to be incurred by OnSite with respect to its marketing obligations under this Agreement in the following month (“Monthly Cost Estimate”). Subject to the limitations set forth in the following sentence, the Monthly Cost Estimate shall include a reconciliation for actual costs incurred by OnSite in the prior month. The parties agree that the Monthly Cost Estimate shall account for any cost savings from the prior month, but shall only account for excess costs from the prior month to the extent such costs were less than $1,000 in the aggregate or pre-approved by Recency in writing. The parties also agree that Monthly Cost Estimate shall not include any costs or expenses that are otherwise payable to OnSite pursuant to a Subcontracting Fee.

C.    OnSite shall prepare the Monthly Cost Estimate setting forth all anticipated marketing expenses for the upcoming month, and shall submit it to Recency at least ten (10) days prior to the beginning of the respective month. If the parties agree to the Monthly Cost Estimate for the respective month, the parties shall so indicate in writing, and the Marketing Fee for such month shall be equal to the Monthly Cost Estimate (unless otherwise agreed to in writing). If, however, the parties are unable to agree on the Monthly Cost Estimate for the respective month, the Marketing Fee for such month shall be the lower of the Base Fee or the Marketing Fee for the prior month. The parties agree that OnSite shall use its commercially reasonable efforts to mitigate its costs during the term of this Agreement. In no event shall Recency be responsible for the payment of any taxes imposed on OnSite’s income, workforce or for the privilege of doing business.

5.2.    Payment. Once determined, Recency shall pay the Marketing fee in advance, and no later than the fifth (5) day of the calendar month for which it is payable. All fees are payable directly to OnSite as directed by OnSite on its invoice or otherwise as specified in a written notice. All payments shall be made in U.S. Dollars unless otherwise agreed in writing by the parties.

5.3.    Records and Inspection. OnSite agrees to maintain and keep for a period of at least six (6) months from the termination or expiration of this Agreement, books and records, in a form in accordance with generally accepted accounting principles, which pertain to the expenses incurred by OnSite in connection with this Agreement. Recency or its designated representatives, at its sole cost and expense, shall have the right to inspect those of OnSite’s books and records which pertain to this Agreement, at OnSite’s premises and during OnSite’s normal business hours.

6.	CONFIDENTIALITY

Except as otherwise provided herein, OnSite and Recency agree that any and all information that is not otherwise publicly available (“Confidential Information”), other than as a result of unauthorized disclosure, communicated by one party (“Disclosing Party”) to the other (“Receiving Party”), shall be treated as confidential, proprietary, and trade secret information of Disclosing Party and held in strict confidence by Receiving Party, shall be used only for purposes of this Agreement by Receiving Party, and that no Confidential Information, including without limitation the provisions of this Agreement, shall be disclosed by the Receiving Party its affiliates, subsidiaries or contractors (other than OnSite), and each of their respective directors, officers, employees, consultants, agents, or representatives (“Representatives”), without the prior written consent of the Disclosing Party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of the Receiving Party. The Receiving Party shall safeguard Confidential Information with at least the same degree of care (which shall always be at least a reasonable amount of care) that it uses to safeguard its own confidential, proprietary, and trade secret information. This Section shall not apply to information which is in the public domain, which the Receiving Party had in its possession prior to receiving it from the Disclosing Party, which the Receiving Party obtained from a third party who rightfully acquired such information, or which the Receiving Party independently developed without reference to the information received from the Disclosing Party. If the Receiving Party must disclose any such confidential information pursuant to applicable law or regulation or by operation of law, the Receiving Party may disclose only such information as, in the opinion of counsel, is legally required, and provided, further, that the Receiving Party shall provide reasonable notice to the Disclosing Party of such requirement and a reasonable opportunity to object to such disclosure. In any event, Receiving Party shall be fully liable for any breach of this Agreement by its Representatives and agrees, at its sole expense, to take all reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of the Disclosing Party’s Confidential Information.

7.	WARRANTIES AND REPRESENTATIONS

7.1.    OnSite Warranties and Representations. OnSite warrants and represents to Recency that:

A.    OnSite has the right, power and authority to enter into this Agreement, to grant the licenses granted to Recency hereunder, and to fully perform all of its obligations hereunder, including, without limitation, the Services;

B.    to the best of its Knowledge, the Existing Products/Services do not contain and no New Product/Service shall contain any pre-programmed devices such as “viruses” or other such devices that will cause any Existing Product/Service or New Product/Service to be erased, to become inoperable or incapable of processing or to otherwise damage or negatively affect the performance of any Existing Product/Service or New Product/Service in any manner; provided that OnSite covenants to use development procedures, including quality control and quality assurance, as is normal and customary for its industry;

C.    upon execution of this Agreement and for as long as this Agreement is in effect, at no charge to Recency, OnSite will promptly correct any defects in any Existing Products/Services or New Products/Services released for sale; and

D.    OnSite has not entered into any separate agreement or arrangement with any third party that is inconsistent with any of the rights herein granted to Recency.

7.2.    Recency Warranties and Representations. Recency warrants and represents to OnSite that Recency has the right, power and authority to enter into this Agreement and to fully perform all of its obligations hereunder.

8.	INDEMNIFICATION

8.1.    IP Indemnification. OnSite shall indemnify, defend and hold Recency harmless from any claims, demands, liabilities, losses, damages, judgments or settlements, including all reasonable costs and expenses related thereto including attorneys’ fees, directly or indirectly resulting from any claimed breach of warranty, Existing Products/Services or New Products/Services malfunction or defect, or infringement, dilution, misappropriation, or violation of any copyright, patent or other intellectual property right or right of publicity or privacy with respect to the Existing Products/Service or New Products/Services. Following notice of a claim or a threat of actual suit, OnSite shall, at its option: (i) procure for Recency the right to continue to use and distribute the Existing Products/Services and/or New Products/Services at no additional expense to Recency; or (ii) provide Recency with a non-infringing version of the Existing Products/Services and/or New Products/Services.

8.2.    Personal Injury and Property Damage. Each party (“Indemnitor”) shall defend; shall release, discharge, and relinquish; and shall indemnify, protect and hold harmless the other party, its affiliates, and its and their directors, officers, employees, consultants and contractors (collectively, the “Indemnitee Group”) from and against any and all actions, claims, costs (including without limitation, costs of investigation, litigation, and court costs), damages, demands, fines, interest, judgments, liabilities, losses, penalties, proceedings, suits (including appeal), and expenses (including, without limitation, reasonable attorneys’ fees) (collectively, “Claims”) that are brought by or on behalf of the other party, its affiliates, or its or their directors, officers, employees, consultants and contractors (collectively, “Indemnitor Group”) alleging bodily injury, illness, or death of any member of the Indemnitor Group or that result from physical damage, loss, or loss of use of any tangible property of Indemnitor Group and which arise out of, relate to, or are connected with this Agreement or the performance hereof. THE OBLIGATIONS TO RELEASE, TO DEFEND AND TO INDEMNIFY CONTAINED IN THIS SECTION 8.2 SHALL APPLY EVEN IF CAUSED, IN WHOLE OR IN PART, BY THE JOINT, SOLE, OR CONCURRENT NEGLIGENCE, STRICT LIABILITY, CONTRACTUAL LIABILITIES TO THIRD PARTIES, OR OTHER FAULT, WHETHER PASSIVE OR ACTIVE, OF ANY PERSON OR ENTITY, INCLUDING BUT NOT LIMITED TO THE INDEMNITEE GROUP, BUT NOT TO THE EXTENT CAUSED BY OR RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SUCH INDEMNITEE GROUP.

9.	TERM

The term of this Agreement (“Term”) shall commence on the Effective Date hereof and, unless otherwise agreed to in writing by the parties, shall end on the date (i) the Merger Agreement becomes effective, or (ii) the Merger Agreement terminates, expires, or is canceled by its terms. Notwithstanding the foregoing, the parties acknowledge that OnSite is obligated to continue providing Support Services following the expiration of the Term as provided in Article 4 hereof, and that Recency’s licenses with respect to Existing Products/Services shall continue for any customer contracts that were entered into prior to the end of the Term.

10.	TERMINATION

10.1.    Termination in the Event of Material Breach. In the event of a material breach of this Agreement, the non-breaching party may terminate this Agreement by giving ten (10) days prior written notice to the other. Notwithstanding the foregoing, this Agreement will not terminate ten (10) days after the breaching party receives such notice if the breaching party has cured the breach before the end of such ten (10) day cure period to the reasonable satisfaction of the non-breaching party.

10.2.    Additional Termination Rights. In addition to other termination rights set forth herein, either party may terminate this Agreement upon written notice:

A.    if the other party is declared insolvent or bankrupt;

B.    if a petition is filed in any court and not dismissed in ninety (90) days to declare the other party bankrupt or for a reorganization under the Bankruptcy Law or any similar statute; or

C.    if a trustee in bankruptcy or a receiver or similar entity is appointed for the other party.

D.    if the Merger Agreement terminates, expires, or is cancelled for any reason.

10.3.    Effect of Termination; Survival. Upon a termination of this Agreement, the rights and obligations of the parties hereunder shall cease and be of no further force or effect; provided, however, that the parties agree that the following sections shall survive termination of this Agreement: 2, 3, 4, 5, 6, 7, 8, and 11. Furthermore, the parties expressly acknowledge that OnSite is obligated to continue providing Support Services following the expiration of the Term as provided in Article 4 hereof.

11.	GENERAL

11.1.    Independent Contractor. The Parties agree that OnSite is an independent contractor and neither OnSite nor any of its subcontractors are Recency’s employee or agent. OnSite will not be entitled to compensation for its Services except as provided herein. OnSite, and not Recency, will be responsible for, among other things, payment of OnSite’s workers’ compensation, disability benefits, unemployment insurance, and for withholding income taxes and social security. Neither OnSite nor any of its subcontractors will be entitled to receive any benefits provided by Recency to Recency’s employees. OnSite will not have any authority to make any agreements or representations on Recency’s behalf or to hold itself out to be Recency’s employee, agent, or servant. Nothing contained herein will be construed to constitute the parties as partners or joint venturers or constitute either party as agent of the other, nor will any similar relationship be deemed to exist between them.

11.2.    Entire Agreement. This Agreement, together with the Merger Agreement, sets forth the entire agreement between the Parties in connection with the subject matter hereof and it incorporates, replaces, and supersedes all prior agreements, promises, proposals, representations, understandings and negotiations, written or not, between the Parties. The making, execution, and delivery of this Agreement have been induced by no representations, statements, warranties or agreements other than those expressed herein.

11.3.    Force Majeure. Neither party will be liable for any delay or failure to perform under this Agreement if, and to the extent, such failure is reasonably beyond the control and without the fault or negligence of the party claiming excusable delay. The party claiming excusable delay must promptly notify the other party of such delay. If the delay continues for more than thirty (30) days and involves a material obligation, the party not claiming excusable delay may terminate this Agreement by giving fourteen (14) calendar days written notice to the other party; provided that the Agreement will not terminate if the party claiming excusable delay substantially performs the obligation which has been delayed within fourteen (14) days after receipt of notice of such termination.

11.4.    Notice. All notices will be in writing and will be delivered personally or sent by confirmed facsimile transmission, overnight letter or United States certified mail, proper postage prepaid at the addresses specified below:

If to Recency at:

Recency Media USA, Inc.

100 Theory, Suite 200

Irvine, California 92612

Attention: Mr. James Lavelle

If to OnSite at:

On-Site Media, Inc.

5275 S. Arville Road

Las Vegas, Nevada 89118

Attention: Mr. Loren Willman

Either party may change the person or the address to which notices are directed by giving written notice to the other party. Personally delivered or confirmed facsimile notices will be deemed given when delivered. Notices sent by United States certified mail, return receipt requested, will be deemed given four (4) business days after dispatch. Notices sent by overnight letter will be deemed given on the next business day after dispatch. Notwithstanding the foregoing, notices of change of address will be deemed given only upon receipt by the party to whom it is directed.

11.5.    Choice of Law. This Agreement, and all the rights and duties of the parties arising out of, in connection with, or relating in any way to the subject matter of this Agreement or the transactions contemplated by it, shall be governed by, construed, and enforced in accordance with the laws of the State of Delaware (excluding its conflict of laws rules which would refer to and apply the substantive laws of another jurisdiction). Any suit or proceeding hereunder shall be brought EXCLUSIVELY in state or federal courts located in Clark County,

Nevada. Each party consents to the personal jurisdiction of the state and federal courts of said county and waives any objection that such courts are an inconvenient forum.

11.6.    Modification. No modification, amendment, supplement to or waiver of any provision of this Agreement shall be binding upon the Parties hereto unless made in writing and duly signed by both Parties.

11.7.    Waiver. A failure of either party to exercise any right provided for herein shall not be deemed to be a waiver of any right hereunder.

11.8.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement. Any unenforceable provision will be replaced by a mutually acceptable provision which comes closest to the intention of the Parties at the time the original provision was agreed upon.

11.9.    Headings. The headings in this Agreement are for purposes of reference only.

11.10.    Attorneys’ Fees. In the event of the bringing of any action, insolvency proceedings or bankruptcy suit by a party hereto against the other party hereunder, or by reason of any breach of any representation, warranty or condition on the part of the other party, arising out of or relating to this Agreement, then the party in whose favor the final judgment or award shall be entered shall be entitled to have and recover from the other party the costs and expenses incurred in connection therewith, in addition to its reasonable attorneys’ fees, at all trial and appellate levels.

11.11.    No Assignment. This Agreement will remain personal to OnSite and will not be assignable by OnSite without the express written consent of Recency. Any attempted unauthorized assignment by OnSite will be null and void and Recency will have the right to immediately terminate this Agreement in addition to all other rights and remedies it may obtain due to OnSite’s breach. Recency may assign this entire Agreement, including, without limitation all OnSite licenses granted to Regency hereunder to a subsidiary or affiliate of Recency. This Agreement will inure to the benefit of and be binding upon Recency, its successors, and assigns.

11.12.    No Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any right enforceable by any person or entity not a party to this Agreement. The parties hereto agree there are no third party beneficiaries to this Agreement or any part or specific provision of this Agreement.

11.13.    Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one and the same Agreement.

11.14.    OnSite Representative. The Parties agree that OnSite’s Chief Executive Officer, Loren Willman, will serve as OnSite’s primary representative under this Agreement. In such capacity, Mr. Willman shall be responsible for the provision of Support Services and facilitating coordination and cooperation between OnSite and Recency. Furthermore, Mr. Willman will continue to manage and operate OnSite’s current business in which it sells Existing Products/Services to Existing Customers, which business is not the subject of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized representatives.

OnSite:	Recency:

OnSite Media, Inc.	Recency Media USA

By:	/s/ Loren W. Willman	By:	/s/ James R. Lavelle

	Loren W. Willman, President		James R. Lavelle

EXHIBIT A

EXISTING AND ENHANCED PRODUCTS/SERVICES

Pegstar.com (EXISTING) and the following Enhancements:

Music embedded into mpeg utilizing the “New” (under page commands) process

Shells – The ability for a user to customize one or more sections of a video spot

DVE – Digital Video Effects

Credit card processing

Script_it (EXISTING) and the following Enhancements:

Crawl line – add GUI interface to leverage the Adtec crawl line feature

Bitmap overlay (OSD)—add GUI interface to leverage the Adtec OSD

Adtec Render Routine (EXISTING)(done) – creates a bitmap compatible for Adtec’s proprietary OSD

Database and real time recycling (EXISTING) – taking text or data fields and automatically create an mpeg video file

Product—Progressive jackpot readout

Product – Convention meeting / planning channel

EXHIBIT B

EXISTING CUSTOMERS

EXHIBIT C

FORM SUBCONTRACTING AGREEMENT